Exhibit 99.1

PROGRESSIVE WASTE SOLUTIONS LTD. REPORTS RESULTS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015

Performance in line with preliminary announcement;
Strong volume growth of 2.1% combined with higher price of 1.7%;
Adjusted EBITDA(A) margin expansion in North and East regions;
Taking actions to restore higher operating margins in the West region;
Committed to targets established in the Company’s five-year strategic plan

Toronto, Ontario – October 30, 2015 – Progressive Waste Solutions Ltd. (the “Company”) (NYSE, TSX: BIN) today reported its financial results for the three and nine months ended September 30, 2015.

Third quarter highlights
-	Volume up 2.1% and price up 1.7%, assuming a foreign currency exchange ("FX") rate of parity (“FX parity”).
-	Consolidated revenues of $488.5 million (net of divestitures), up 0.3% on a constant currency basis and up 2.3% removing impact of net divestitures.
-	Adjusted EBITDA(A) of $127.2 million, down (1.3%) on a constant currency basis, reflecting higher-than-anticipated labor and repair and maintenance costs in the West region.
-	Adjusted EBITDA(A) margin expansion in the North and East regions, to 36.7% and 24.6%, respectively.
-	Adjusted net income(A) per share of $0.35.
-
Completed two acquisitions in the third quarter, and one that closed on October 1, 2015, for total consideration of more than $100 million. These are high-quality, well-maintained assets in attractive growth markets.

-
Remain committed to delivering on the targets established in the Company’s five-year strategic plan for adjusted EBITDA(A) margins, capital expenditures, free cash flow(B) and return on invested capital.

-	The Company expects to extend its tax loss carryforwards to offset income otherwise subject to tax through 2018, from the previous estimate of the fourth quarter of 2016.

Management Commentary
(All amounts are in United States (“U.S.”) dollars, unless otherwise stated)

“The results of our third quarter are in line with our preliminary announcement on October 19, and reflect a strong sales performance across our Company and adjusted EBITDA(A) margins in our North and East regions, as the benefits of our operational excellence program emerge,” said Joseph Quarin, President and Chief Executive Officer, Progressive Waste Solutions Ltd.  “We experienced the highest revenue growth in our West region, through contributions from acquisitions as well as organic improvements in price and volume, particularly in the commercial collection segment. However, as we reported with our preliminary results earlier this month, labor and repair and maintenance costs were higher than we anticipated in this region, more than offsetting the revenue gains.”

Mr. Quarin continued, “Our North and East regions demonstrate the underlying strength in our business. We are investing in our fleet in the West region to bring it in line with our maintenance standards and strengthen its operational foundation.  As we announced last week, we plan to spend an incremental $4 million on repair and maintenance in the West region in the fourth quarter. This will increase fleet reliability, reduce labor turnover and overtime hours, and improve safety in this region within the next six to nine months. Our recently installed regional leadership group and maintenance management team are taking actions to aggressively address the issues we have identified with our trucks and labor resources, setting the region on a path to achieving higher operating margins.  No additional capital is required to address these issues.  We remain confident in our ability to create meaningful value for shareholders by delivering on the goals established in our five-year strategic plan to significantly expand adjusted EBITDA(A) margins, reduce capital expenditures and increase free cash flow(B) as a percentage of revenue, and improve return on invested capital. In addition, the expected extension of our U.S. tax loss carryforwards will benefit free cash flow(B) for an additional two years.”

“As announced on October 19, our 2015 outlook has been updated to reflect the higher operating costs in the third quarter as well as our expectations for the fourth quarter of 2015,” Mr. Quarin said. “The updated outlook also reflects the actions we are taking in our West region as well as a more cautious view of special waste volumes in parts of our western Canadian operations and some costs related to a new municipal contract start-up.”

Three months ended September 30, 2015
Reported revenues decreased ($32.6) million or (6.3)% from $521.2 million in the third quarter of 2014 to $488.5 million in the third quarter of 2015.  Expressed on a reportable basis, and assuming a FX rate of parity between the Canadian and U.S. dollar, revenues increased 0.3%.  This increase was due in large part to a 1.7% increase in overall pricing and higher volumes of 2.1%, partially offset by net acquisitions (2.0%), and lower fuel surcharges (1.2%).

Operating income was $59.9 million in the third quarter of 2015 versus $65.5 million in the third quarter of 2014.  Net income was $22.9 million versus $40.8 million in the third quarters of 2015 and 2014, respectively.

Adjusted amounts
Adjusted EBITDA(A) was $127.2 million in the third quarter of 2015 versus $139.8 million posted in the same quarter a year ago.  Adjusted operating EBIT(A) was $62.4 million or (8.6)% lower in the quarter compared to $68.3 million in the same period last year.  Adjusted net income(A) was $37.7 million, or $0.35 per diluted share, compared to $41.2 million, or $0.36 per diluted share in the comparative period.

Nine months ended September 30, 2015
For the nine months ended September 30, 2015, reported revenues decreased ($62.7) million or (4.2)% from $1,504.4 million in 2014 to $1,441.7 million in 2015.  Expressed on a reportable basis and at FX parity, revenues increased 1.0% on a comparative basis.  The increase is due in large part to a 1.8% increase in overall pricing and higher volumes of 2.1%, partially offset by declines in fuel surcharges (1.2%) and net acquisitions (1.1%).

For the nine months ended September 30, operating income was $157.3 million in 2015 versus $184.9 million in 2014.  Net income was $78.2 million versus $107.6 million for the nine months ended September 30, 2015 and 2014, respectively.

Adjusted amounts
For the nine months ended September 30, adjusted EBITDA(A) was $354.3 million or (7.9)% lower in 2015 versus the $384.6 million posted in 2014.  Adjusted operating EBIT(A) was $165.8 million compared to the $190.7 million recorded last year.  Adjusted net income(A) was $98.0 million, or $0.88 per diluted share, compared to $113.2 million, or $0.98 per diluted share in the same period last year.

Expected Extension of U.S. Tax Loss Carryforwards
The Company’s U.S. business continues to utilize loss carryforwards which are available to offset income otherwise subject to tax.  Based on the current rate of utilization and expected performance of its U.S. business, the Company expects that these carryforward losses will extend through 2018, from the previous estimate of the fourth quarter of 2016. The rate of use however, is subject to the actual performance of our U.S. business.  Once these carryforward losses are fully utilized, current income tax expense will increase significantly.

2015 Outlook Update
The Company is updating its 2015 outlook in light of certain results realized through the third quarter this year, coupled with certain renewed expectations for the balance of 2015.  Details for each of these updates are outlined in the Changes to assumptions and impact on 2015 guidance outlook section of this press release.

Our updated outlook for the fiscal year ended 2015 is as follows (in millions of U.S. dollars, except per share amounts, Canadian dollars (“C$”) and where otherwise stated):

	Prior 2015 Outlook (Currency of USD 0.80/CAD)	Updated 2015 Outlook (Currency of USD 0.80/CAD)	Impact

Revenue	$1,925 to $1,945	$1,925 to $1,945	No change
Adjusted EBITDA(A)	$500 to $515	$480 to $485	Decrease
Adjusted EBITDA(A) margins	26.0% to 26.5%	24.90%	Decrease
Amortization expense, as a percentage of revenue	14.20%	13.80%	Decrease
Adjusted operating EBIT(A)(1)	$225 to $240	$220 to $225	Decrease
Interest on long-term debt	$59	$60	Increase
Effective tax rate as a percentage of income before income tax expense	22%	18%	Decrease
Cash taxes (expressed on an adjusted basis)	$30	$27	Decrease
Adjusted net income(A)(1) per diluted share	$1.20 to $1.34	$1.18 to $1.22	Decrease
Free cash flow(B)	$165 to $180	$144 to $149	Decrease
Capital and landfill expenditures including proceeds on sale(2)	$250	$250	No change
Expected annual cash dividend, payable on a quarterly basis	C$0.66 per share	C$0.66 per share	No change

Notes:
(1)The updated 2015 outlook includes the gain on sale of our Long Island, New York operations
(2)Excludes proceeds from the sale of Long Island, New York operations

Progressive Waste Solutions Ltd.
Condensed Consolidated Statements of Operations and Comprehensive Income or Loss
(“Statement of Operations and Comprehensive Income or Loss”)
For the periods ended September 30, 2015 and 2014 (unaudited - stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars, except share and net income or loss per share amounts)
	Three months ended			Nine months ended
	2015	2014	(C)	2015	2014	(C)

REVENUES	$488,528	$521,157		$1,441,698	$1,504,428
EXPENSES
OPERATING	308,222	332,410		925,611	964,744
SELLING, GENERAL AND ADMINISTRATION	54,374	51,679		166,587	160,857
RESTRUCTURING	1,274	-		3,682	-
AMORTIZATION	67,039	72,256		200,491	211,532
NET GAIN ON SALE OF CAPITAL AND LANDFILL ASSETS	(2,249)	(673)		(11,946)	(17,599)
OPERATING INCOME	59,868	65,485		157,273	184,894
INTEREST ON LONG-TERM DEBT	13,088	15,655		44,105	46,434
NET FOREIGN EXCHANGE LOSS (GAIN)	200	15		(244)	(169)
NET LOSS (GAIN) ON FINANCIAL INSTRUMENTS	17,605	(2,689)		16,147	7,795
LOSS ON EXTINGUISHMENT OF DEBT	-	-		2,723	-
RE-MEASUREMENT GAIN ON PREVIOUSLY HELD EQUITY INVESTMENT	-	-		-	(5,156)
INCOME BEFORE INCOME TAX EXPENSE AND NET
LOSS FROM EQUITY ACCOUNTED INVESTEE	28,975	52,504		94,542	135,990
INCOME TAX EXPENSE
Current	6,872	6,715		19,203	22,305
Deferred	(803)	4,975		(2,818)	6,018
	6,069	11,690		16,385	28,323
NET LOSS FROM EQUITY ACCOUNTED INVESTEE	-	-		-	82
NET INCOME	22,906	40,814		78,157	107,585

OTHER COMPREHENSIVE LOSS:
Foreign currency translation adjustment	(26,184)	(25,414)		(60,110)	(26,997)

Settlement of derivatives designated as cash flow hedges,
net of income tax $nil and $nil (2014 - $nil and ($225))	-	-		-	418
	-	-		-	418
TOTAL OTHER COMPREHENSIVE LOSS	(26,184)	(25,414)		(60,110)	(26,579)
COMPREHENSIVE (LOSS) INCOME	$(3,278)	$15,400		$18,047	$81,006

Net income per weighted average share, basic and diluted	$0.21	$0.36		$0.70	$0.94
Weighted average number of shares outstanding
(thousands), basic and diluted	109,302	114,745		110,876	114,982

Progressive Waste Solutions Ltd.
Condensed Consolidated Balance Sheets (“Balance Sheet”)
September 30, 2015 (unaudited) and December 31, 2014 (stated in accordance with accounting principles generally accepted in the United States of America (“U.S.”) and in thousands of U.S. dollars except for issued and outstanding share amounts)
	September 30,	December 31,
	2015	2014
ASSETS
CURRENT
Cash and cash equivalents	$34,624	$41,636
Accounts receivable	210,546	216,201
Other receivables	101	47
Prepaid expenses	46,346	35,589
Income taxes recoverable	1,941	1,646
Restricted cash	542	521
	294,100	295,640

NET ASSETS HELD FOR SALE	-	61,016
OTHER RECEIVABLES	2,307	5,460
FUNDED LANDFILL POST-CLOSURE COSTS	10,210	11,365
INTANGIBLES	150,953	165,929
GOODWILL	872,412	937,294
LANDFILL DEVELOPMENT ASSETS	15,360	14,463
DEFERRED FINANCING COSTS	16,169	14,417
CAPITAL ASSETS	915,832	928,550
LANDFILL ASSETS	904,788	936,095
INVESTMENTS	773	892
OTHER ASSETS	112	5,315
TOTAL ASSETS	$3,183,016	$3,376,436

LIABILITIES
CURRENT
Accounts payable	$88,629	$86,825
Accrued charges	156,325	174,331
Dividends payable	13,873	15,517
Income taxes payable	2,115	5,933
Deferred revenues	15,874	16,323
Current portion of long-term debt	475	5,428
Landfill closure and post-closure costs	8,280	9,519
Other liabilities	19,089	16,558
	304,660	330,434

LONG-TERM DEBT	1,494,584	1,552,617
LANDFILL CLOSURE AND POST-CLOSURE COSTS	126,035	120,626
OTHER LIABILITIES	27,475	17,118
DEFERRED INCOME TAXES	121,244	126,848
TOTAL LIABILITIES	2,073,998	2,147,643

SHAREHOLDERS' EQUITY
Common shares (authorized - unlimited, issued
and outstanding - 108,794,108 (December 31, 2014 - 112,106,839))	1,691,963	1,734,372
Restricted shares (issued and outstanding - 509,248 (December 31, 2014 - 399,228))	(12,661)	(9,184)
Additional paid in capital	5,839	4,023
Accumulated deficit	(392,767)	(377,172)
Accumulated other comprehensive loss	(183,356)	(123,246)
Total shareholders' equity	1,109,018	1,228,793
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,183,016	$3,376,436

Progressive Waste Solutions Ltd.
Condensed Consolidated Statements of Cash Flows (“Statement of Cash Flows”)
For the periods ended September 30, 2015 and 2014 (unaudited - stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars)
	Three months ended		Nine months ended
	2015	2014	2015	2014

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net income	$22,906	$40,814	$78,157	$107,585
Items not affecting cash
Restricted share expense	839	537	2,879	2,031
Loss on extinguishment of debt	-	-	2,723	-
Accretion of landfill closure and post-closure costs	1,573	1,537	4,776	4,614
Amortization of intangibles	10,032	13,655	32,119	41,452
Amortization of capital assets	36,010	37,319	109,323	112,197
Amortization of landfill assets	20,997	21,282	59,049	57,883
Interest on long-term debt (amortization of deferred financing costs)	780	867	2,317	2,587
Non-cash interest income	(38)	(144)	(170)	(144)
Net gain on sale of capital landfill assets	(2,249)	(673)	(11,946)	(17,599)
Net loss (gain) on financial instruments	17,605	(2,689)	16,147	7,795
Re-measurement gain on previously held equity investment	-	-	-	(5,156)
Deferred income taxes	(803)	4,975	(2,818)	6,018
Net loss from equity accounted investee	-	-	-	82
Landfill closure and post-closure expenditures	(1,205)	(1,290)	(3,518)	(3,403)
Changes in non-cash working capital items	34,556	(19,969)	26,198	(32,733)
Cash generated from operating activities	141,003	96,221	315,236	283,209
INVESTING
Acquisitions	(4,122)	(166)	(34,093)	(9,917)
Restricted cash deposits	-	-	(21)	(22)
Investment in other receivables	(169)	(22)	(373)	(89)
Proceeds from other receivables	4,784	20	4,810	57
Funded landfill post-closure costs	(105)	(578)	(463)	(1,160)
Purchase of capital assets	(49,071)	(40,169)	(161,542)	(132,598)
Purchase of landfill assets	(16,602)	(17,754)	(40,768)	(42,505)
Proceeds from the sale of capital and landfill assets	596	1,538	2,776	25,061
Proceeds from asset divestiture	-	-	76,190	-
Investment in landfill development assets	(2,564)	(178)	(2,757)	(640)
Cash utilized in investing activities	(67,253)	(57,309)	(156,241)	(161,813)
FINANCING
Payment of deferred financing costs	(945)	-	(7,397)	(48)
Proceeds from long-term debt	47,508	60,272	778,712	162,202
Repayment of long-term debt	(105,837)	(82,971)	(786,502)	(220,780)
Proceeds from the exercise of stock options	3	32	(51)	99
Repurchase of common shares and related costs	-	(14)	(93,310)	(10,943)
Purchase of, net of proceeds from, restricted shares	(1,179)	93	(4,534)	(3,920)
Dividends paid to shareholders	(13,310)	(15,801)	(42,389)	(47,299)
Cash utilized in financing activities	(73,760)	(38,389)	(155,471)	(120,689)
Effect of foreign currency translation on cash and cash equivalents	(5,000)	(2,637)	(10,536)	(2,859)
NET CASH OUTFLOW	(5,010)	(2,114)	(7,012)	(2,152)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD OR YEAR	39,634	31,942	41,636	31,980
CASH AND CASH EQUIVALENTS, END OF PERIOD	$34,624	$29,828	$34,624	$29,828
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalents are comprised of:
Cash	$34,624	$27,049	$34,624	$27,049
Cash equivalents	-	2,779	-	2,779
	$34,624	$29,828	$34,624	$29,828
Cash paid during the period for:
Income taxes	$5,505	$6,047	$28,143	$29,248
Interest	$12,741	$15,530	$43,384	$45,684

FX Impact on Consolidated Results
The following tables have been prepared to assist readers in assessing the FX impact on selected results for the three and nine months ended September 30, 2015.
			Three months ended
	September 30, 2014	September 30, 2015	September 30, 2015	September 30, 2015	September 30, 2015
	(as reported)(C)(E)	(organic, acquisition and other non-operating changes)	(holding FX constant with the comparative period)	(FX impact)	(as reported)

Condensed Consolidated Statement of Operations
Revenues	$521,157	$1,441	$522,598	$(34,070)	$488,528
Operating expenses	332,410	(4,820)	327,590	(19,368)	308,222
Selling, general and administration	51,679	6,756	58,435	(4,061)	54,374
Restructuring expenses	-	1,331	1,331	(57)	1,274
Amortization	72,256	(990)	71,266	(4,227)	67,039
Net gain on sale of capital and landfill assets	(673)	(1,855)	(2,528)	279	(2,249)
Operating income	65,485	1,019	66,504	(6,636)	59,868
Interest on long-term debt	15,655	243	15,898	(2,810)	13,088
Net foreign exchange loss	15	204	219	(19)	200
Net (gain) loss on financial instruments	(2,689)	22,818	20,129	(2,524)	17,605
Income before net income tax expense	52,504	(22,246)	30,258	(1,283)	28,975
Net income tax expense	11,690	(5,306)	6,384	(315)	6,069
Net income	$40,814	$(16,940)	$23,874	$(968)	$22,906

Adjusted EBITDA(A)	$139,842	$(1,833)	$138,009	$(10,815)	$127,194
Adjusted EBITA(A)	$81,241	$(4,049)	$77,192	$(7,005)	$70,187
Adjusted operating income or adjusted operating EBIT(A)	$68,259	$1,012	$69,271	$(6,867)	$62,404
Adjusted net income(A)	$41,230	$(504)	$40,726	$(3,006)	$37,720
Free cash flow(B)	$47,281	$13,480	$60,761	$(2,093)	$58,668

				Nine months ended
	September 30, 2014	September 30, 2015	September 30, 2015	September 30, 2015	September 30, 2015
	(as reported)(C)(E)	(organic, acquisition and other non-operating changes)	(holding FX constant with the comparative period)	(FX impact)	(as reported)

Condensed Consolidated Statement of Operations
Revenues	$1,504,428	$13,251	$1,517,679	$(75,981)	$1,441,698
Operating expenses	964,744	4,743	969,487	(43,876)	925,611
Selling, general and administration	160,857	15,187	176,044	(9,457)	166,587
Restructuring expenses	-	3,894	3,894	(212)	3,682
Amortization	211,532	(1,454)	210,078	(9,587)	200,491
Net gain on sale of capital and landfill assets	(17,599)	5,332	(12,267)	321	(11,946)
Operating income	184,894	(14,451)	170,443	(13,170)	157,273
Interest on long-term debt	46,434	4,407	50,841	(6,736)	44,105
Net foreign exchange gain	(169)	(112)	(281)	37	(244)
Net loss on financial instruments	7,795	10,865	18,660	(2,513)	16,147
Loss on extinguishment of debt	-	3,067	3,067	(344)	2,723
Re-measurement gain on previously held
equity investment	(5,156)	5,156	-	-	-
Income before net income tax expense and
net loss from equity accounted investee	135,990	(37,834)	98,156	(3,614)	94,542
Net income tax expense	28,323	(11,056)	17,267	(882)	16,385
Net loss from equity accounted investee	82	(82)	-	-	-
Net income	$107,585	$(26,696)	$80,889	$(2,732)	$78,157

Adjusted EBITDA(A)	$384,587	$(7,231)	$377,356	$(23,014)	$354,342
Adjusted EBITA(A)	$214,507	$(14,056)	$200,451	$(14,481)	$185,970
Adjusted operating income or adjusted operating EBIT(A)	$190,654	$(11,110)	$179,544	$(13,747)	$165,797
Adjusted net income(A)	$113,219	$(9,946)	$103,273	$(5,252)	$98,021
Free cash flow(B)	$152,921	$(35,902)	$117,019	$(5,173)	$111,846

Other Financial Highlights
(all amounts are in thousands of U.S. dollars, excluding per share amounts)
	Three months ended		Nine months ended
		September 30		September 30
	2015	2014	2015	2014

Operating income	$59,868	$65,485	$157,273	$184,894
Transaction and related costs (recoveries) - SG&A	275	29	534	(913)
Fair value movements in stock options - SG&A(*)	796	1,557	332	3,297
Restricted share expense - SG&A(*)	225	181	1,138	1,006
Non-operating or non-recurring expenses - SG&A	(34)	1,007	2,838	2,370
Restructing expenses	1,274	-	3,682	-
Adjusted operating income or adjusted operating EBIT(A)	62,404	68,259	165,797	190,654
Net gain on sale of capital and landfill assets	(2,249)	(673)	(11,946)	(17,599)
Amortization	67,039	72,256	200,491	211,532
Adjusted EBITDA(A)	127,194	139,842	354,342	384,587
Amortization of capital and landfill assets	(57,007)	(58,601)	(168,372)	(170,080)
Adjusted EBITA(A)	$70,187	$81,241	$185,970	$214,507

Net income	$22,906	$40,814	$78,157	$107,585
Transaction and related costs (recoveries) - SG&A	275	29	534	(913)
Fair value movements in stock options - SG&A(*)	796	1,557	332	3,297
Restricted share expense - SG&A(*)	225	181	1,138	1,006
Non-operating or non-recurring expenses - SG&A	(34)	1,007	2,838	2,370
Restructing expenses	1,274	-	3,682	-
Net loss (gain) on financial instruments	17,605	(2,689)	16,147	7,795
Loss on extinguishment of debt	-	-	2,723	-
Re-measurement gain on previously held equity investment	-	-	-	(5,156)
Net income tax (recovery) expense	(5,327)	331	(7,530)	(2,765)
Adjusted net income(A)	$37,720	$41,230	$98,021	$113,219
Note:
(*)Amounts exclude long-term incentive plan ("LTIP") compensation.

Adjusted net income (A)
per weighted average share, basic	$0.35	$0.41	$0.88	$0.63
Adjusted net income (A)
per weighted average share, diluted	$0.35	$0.41	$0.88	$0.63

Replacement and growth expenditures (E)
Replacement expenditures	$21,083	$34,007	$111,813	$107,597
Growth expenditures	29,167	38,895	73,258	81,950
Total replacement and growth expenditures	$50,250	$72,902	$185,071	$189,547

Cash flow
Cash generated from operating activities (statement of cash flows)	$141,003	$96,221	$315,236	$283,209
Free cash flow(B)	$58,668	$47,281	$111,846	$152,921
Free cash flow (B)
per weighted average share, diluted	$0.54	$0.41	$1.01	$1.33

Dividends
Dividends paid (common shares)	$13,310	$15,801	$42,389	$47,299

Segment Highlights – Additional details regarding the FX impact on our comparative results can be found in the Foreign Currency section of this report.
(all amounts are in thousands of U.S. dollars, unless otherwise stated)
			Three months ended
					September 30
	2014	2015		2015
	(as reported)(C)(D)	(holding FX constant with the comparative period)	Change	(as reported)	Change

Revenues	$521,157	$522,598	$1,441	$488,528	$(32,629)
North	$199,128	$203,909	$4,781	$169,839	$(29,289)
West	$154,316	$171,576	$17,260	$171,576	$17,260
East	$167,713	$147,113	$(20,600)	$147,113	$(20,600)

Operating expenses	$332,410	$327,590	$(4,820)	$308,222	$(24,188)
North	$115,157	$115,007	$(150)	$95,639	$(19,518)
West	$101,188	$115,343	$14,155	$115,343	$14,155
East	$116,065	$97,240	$(18,825)	$97,240	$(18,825)

SG&A (as reported)	$51,679	$58,435	$6,756	$54,374	$2,695
North	$13,260	$14,237	$977	$11,805	$(1,455)
West	$13,196	$16,276	$3,080	$16,276	$3,080
East	$14,194	$13,642	$(552)	$13,642	$(552)
Corporate	$11,029	$14,280	$3,251	$12,651	$1,622

EBITDA(A) (as reported)	$137,068	$136,573	$(495)	$125,932	$(11,136)
North	$70,711	$74,665	$3,954	$62,395	$(8,316)
West	$39,932	$39,957	$25	$39,957	$25
East	$37,454	$36,231	$(1,223)	$36,231	$(1,223)
Corporate	$(11,029)	$(14,280)	$(3,251)	$(12,651)	$(1,622)

Adjusted SG&A	$48,905	$56,999	$8,094	$53,112	$4,207
North	$13,260	$14,237	$977	$11,805	$(1,455)
West	$13,196	$16,276	$3,080	$16,276	$3,080
East	$14,194	$13,642	$(552)	$13,642	$(552)
Corporate	$8,255	$12,844	$4,589	$11,389	$3,134

Adjusted EBITDA(A)	$139,842	$138,009	$(1,833)	$127,194	$(12,648)
North	$70,711	$74,665	$3,954	$62,395	$(8,316)
West	$39,932	$39,957	$25	$39,957	$25
East	$37,454	$36,231	$(1,223)	$36,231	$(1,223)
Corporate	$(8,255)	$(12,844)	$(4,589)	$(11,389)	$(3,134)

			Nine months ended
					September 30
	2014	2015		2015
	(as reported)(C)(D)	(holding FX constant with the comparative period)	Change	(as reported)	Change

Revenues	$1,504,428	$1,517,679	$13,251	$1,441,698	$(62,730)
North	$558,933	$578,316	$19,383	$502,335	$(56,598)
West	$449,267	$495,582	$46,315	$495,582	$46,315
East	$496,228	$443,781	$(52,447)	$443,781	$(52,447)

Operating expenses	$964,744	$969,487	$4,743	$925,611	$(39,133)
North	$327,890	$333,948	$6,058	$290,072	$(37,818)
West	$289,364	$333,341	$43,977	$333,341	$43,977
East	$347,490	$302,198	$(45,292)	$302,198	$(45,292)

SG&A (as reported)	$160,857	$176,044	$15,187	$166,587	$5,730
North	$39,148	$45,303	$6,155	$39,351	$203
West	$38,650	$45,674	$7,024	$45,674	$7,024
East	$39,757	$43,894	$4,137	$43,894	$4,137
Corporate	$43,302	$41,173	$(2,129)	$37,668	$(5,634)

EBITDA(A) (as reported)	$378,827	$372,148	$(6,679)	$349,500	$(29,327)
North	$191,895	$199,065	$7,170	$172,912	$(18,983)
West	$121,253	$116,567	$(4,686)	$116,567	$(4,686)
East	$108,981	$97,689	$(11,292)	$97,689	$(11,292)
Corporate	$(43,302)	$(41,173)	$2,129	$(37,668)	$5,634

Adjusted SG&A	$155,097	$170,836	$15,739	$161,745	$6,648
North	$39,148	$44,046	$4,898	$38,094	$(1,054)
West	$38,650	$45,674	$7,024	$45,674	$7,024
East	$39,757	$43,894	$4,137	$43,894	$4,137
Corporate	$37,542	$37,222	$(320)	$34,083	$(3,459)

Adjusted EBITDA(A)	$384,587	$377,356	$(7,231)	$354,342	$(30,245)
North	$191,895	$200,322	$8,427	$174,169	$(17,726)
West	$121,253	$116,567	$(4,686)	$116,567	$(4,686)
East	$108,981	$97,689	$(11,292)	$97,689	$(11,292)
Corporate	$(37,542)	$(37,222)	$320	$(34,083)	$3,459

Revenues
Gross revenue by service type
The table below outlines gross revenue by service type prepared on a consolidated basis and includes the impact of FX.

	Three months ended						Nine months ended
			September 30				September 30
	2015	%	2014	%	2015	%	2014	%

Commercial	$165,392	33.9	$178,011	34.2	$501,835	34.8	$527,828	35.1
Industrial	89,416	18.3	96,309	18.5	261,948	18.2	272,829	18.1
Residential	110,595	22.6	116,375	22.3	332,158	23.0	341,451	22.7
Transfer and disposal	165,863	34.0	186,643	35.8	475,784	33.0	520,398	34.6
Recycling	13,353	2.7	15,905	3.1	38,087	2.6	48,998	3.3
Other	15,416	3.2	9,873	1.9	40,057	2.8	29,037	1.9
Gross revenues	560,035	114.7	603,116	115.8	1,649,869	114.4	1,740,541	115.7

Intercompany	(71,507)	(14.7)	(81,959)	(15.8)	(208,171)	(14.4)	(236,113)	(15.7)
Revenues	$488,528	100.0	$521,157	100.0	$1,441,698	100.0	$1,504,428	100.0

Revenue growth or decline components by geography and consolidated – expressed in percentages and excluding FX
The table below has been prepared assuming Canadian and U.S. dollar parity except for percentages that include FX.

	Three months ended		Nine months ended
		September 30		September 30
	2015	2014	2015	2014

Price
Price(1)	1.7	2.1	1.8	2.0
Fuel surcharges	(1.2)	(0.1)	(1.2)	(0.1)
Recycling and other	(0.3)	(0.3)	(0.6)	0.1
Total price growth	0.2	1.7	-	2.0

Volume	2.1	0.5	2.1	(0.5)
Total organic growth	2.3	2.2	2.1	1.5

Net acquisitions	(2.0)	(0.2)	(1.1)	(0.2)
Total growth excluding FX	0.3	2.0	1.0	1.3

FX	(6.6)	(1.9)	(5.2)	(2.6)
Total decline including FX	(6.3)	0.1	(4.2)	(1.3)

(1)Price reflects organic average price change, net of rollbacks and excludes fuel surcharges and recycling and other.

Free cash flow(B)

Purpose and objective
The purpose of presenting this non-GAAP measure is to provide readers with an additional measure of our value and liquidity.  We use this non-GAAP measure to assess our performance relative to our peers and to assess the availability of funds for growth investment, share repurchases, debt repayment or dividend increases.

Free cash flow(B) - cash flow approach

Three months ended	Nine months ended
September 30	September 30
2015	2014	(E)	Change	2015	2014	(E)	Change

Cash generated from operating activities	$141,003	$96,221	$44,782	$315,236	$283,209	$32,027

Operating and investing
Stock option expense(*)	796	1,557	(761)	332	3,297	(2,965)
LTIP portion of restricted share expense	(614)	(356)	(258)	(1,741)	(1,025)	(716)
Acquisition and related
costs (recoveries)	275	29	246	534	(913)	1,447
Non-operating or non-recurring expenses	(34)	1,007	(1,041)	2,838	2,370	468
Restructuring expenses	1,274	-	1,274	3,682	-	3,682
Changes in non-cash working capital items	(34,556)	19,969	(54,525)	(26,198)	32,733	(58,931)
Capital and landfill asset purchases	(65,673)	(57,923)	(7,750)	(202,310)	(175,103)	(27,207)
Capital and landfill asset working capital changes	15,423	(14,979)	30,402	17,239	(14,444)	31,683
Proceeds from the sale of capital and landfill assets	596	1,538	(942)	2,776	25,061	(22,285)

Financing
Purchase of restricted shares(*)	(22)	203	(225)	(298)	(2,095)	1,797
Net realized foreign
exchange loss (gain)	200	15	185	(244)	(169)	(75)
Free cash flow(B)	$58,668	$47,281	$11,387	$111,846	$152,921	$(41,075)

Note:
(*)Amounts exclude LTIP compensation.

Free cash flow(B) – adjusted EBITDA(A)  approach
We typically calculate free cash flow(B) using an operations approach which reflects how we manage the business and our free cash flow(B).

Three months ended	Nine months ended
September 30	September 30
2015	2014	(E)	Change	2015	2014	(E)	Change

Adjusted EBITDA(A)	$127,194	$139,842	$(12,648)	$354,342	$384,587	$(30,245)

Purchase of restricted shares(*)	(22)	203	(225)	(298)	(2,095)	1,797
Capital and landfill asset purchases	(65,673)	(57,923)	(7,750)	(202,310)	(175,103)	(27,207)
Capital and landfill asset non-cash working capital changes	15,423	(14,979)	30,402	17,239	(14,444)	31,683
Proceeds from the sale of capital and landfill assets	596	1,538	(942)	2,776	25,061	(22,285)
Landfill closure and post- closure expenditures	(1,205)	(1,290)	85	(3,518)	(3,403)	(115)
Landfill closure and post- closure cost accretion expense	1,573	1,537	36	4,776	4,614	162
Interest on long-term debt	(13,088)	(15,655)	2,567	(44,105)	(46,434)	2,329
Non-cash interest expense, net	742	723	19	2,147	2,443	(296)
Current income tax expense	(6,872)	(6,715)	(157)	(19,203)	(22,305)	3,102
Free cash flow(B)	$58,668	$47,281	$11,387	$111,846	$152,921	$(41,075)

Note:
(*)Amounts exclude LTIP compensation.

Funded debt to EBITDA (as defined and calculated in accordance with our consolidated facility)
At September 30, 2015, the ratio of funded debt to EBITDA is 3.03 times.

Foreign Currency
(in thousands of U.S. dollars unless otherwise stated)

We have elected to report our financial results in U.S. dollars. However, we earn a significant portion of our revenues and income in Canada.  Based on our 2015 guidance outlook, if the U.S. dollar strengthens by one cent our reported revenues will decline by approximately $8,600.  Adjusted EBITDA(A) is similarly impacted by approximately $2,800, assuming a strengthening U.S. dollar.  The impact on adjusted net income(A) and free cash flow(B) for a similar change in FX rate, results in an approximately $1,000 decline for each.  Should the U.S. dollar weaken by one cent, our reported revenues, adjusted EBITDA(A), adjusted net income(A) and free cash flow(B) will improve by similar amounts.

	2015			2014
	Consolidated Balance Sheet	Consolidated Statement of Operations and Comprehensive Income or Loss		Consolidated Balance Sheet	Consolidated Statement of Operations and Comprehensive Income or Loss
	Current	Average	Cumulative Average	Current	Average	Cumulative Average

December 31				$0.8620		$0.9052
March 31	$0.7885	$0.8057	$0.8057	$0.9047	$0.9062	$0.9062
June 30	$0.8017	$0.8134	$0.8095	$0.9367	$0.9170	$0.9116
September 30	$0.7466	$0.7637	$0.7937	$0.8922	$0.9180	$0.9137

Quarterly dividend declared
The Company’s Board of Directors declared a quarterly dividend of $0.17 Canadian per share payable to shareholders of record on December 31, 2015.  The dividend will be paid on January 15, 2016.  The Company has designated these dividends as eligible dividends for the purposes of the Income Tax Act (Canada).

Definitions and Notes

(A) All references to “Adjusted EBITDA” in this document are to revenues less operating expense and SG&A, excluding certain SG&A expenses, on the statement of operations and comprehensive income or loss.  Adjusted EBITDA excludes some or all of the following: certain SG&A expenses, restructuring expenses, goodwill impairment, amortization, net gain or loss on sale of capital and landfill assets, interest on long-term debt, net foreign exchange gain or loss, net gain or loss on financial instruments, loss on extinguishment of debt, re-measurement gain on previously held equity investment, income taxes and income or loss from equity accounted investee.  Adjusted EBITDA is a term used by us that does not have a standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures used by other companies.  Adjusted EBITDA is a measure of our operating profitability, and by definition, excludes certain items as detailed above.  These items are viewed by us as either non-cash (in the case of goodwill impairment, amortization, net gain or loss on sale of capital and landfill assets, net foreign exchange gain or loss, net gain or loss on financial instruments, loss on extinguishment of debt, re-measurement gain on previously held equity investment, deferred income taxes and net income or loss from equity accounted investee) or non-operating (in the case of certain SG&A expenses, restructuring expenses, interest on long-term debt and current income taxes).  Adjusted EBITDA is a useful financial and operating metric for us, our Board of Directors, and our lenders, as it represents a starting point in the determination of free cash flow(B).  The underlying reasons for the exclusion of each item are as follows:

Certain SG&A expenses – SG&A expense includes certain non-operating or non-recurring expenses.  Non-operating expenses include transaction costs or recoveries related to acquisitions, fair value adjustments attributable to stock options and restricted share expense.  Non-recurring expenses include certain equity based compensation amounts, payments made to certain senior management on their departure and other non-recurring expenses from time-to-time, including branding costs.  These expenses are not considered an expense indicative of continuing operations.  Certain SG&A costs represent a different class of expense than those included in adjusted EBITDA.

Restructuring expenses – restructuring expenses includes costs to integrate certain operating locations with our own, exiting certain property and building and office leases, employee severance, including legal costs related thereto, and employee relocation.  These expenses are not considered an expense indicative of continuing operations.  Accordingly, restructuring expenses represent a different class of expense than those included in adjusted EBITDA.

Goodwill impairment – as a non-cash item goodwill impairment has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Amortization – as a non-cash item, amortization has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Net gain or loss on sale of capital and landfill assets – as a non-cash item, the net gain or loss on sale of capital and landfill assets has no impact on the determination of free cash flow(B).  In addition, the sale of capital and landfill assets does not reflect a primary operating activity and therefore represents a different class of income or expense than those included in adjusted EBITDA.

Interest on long-term debt – interest on long-term debt reflects our debt/equity mix, interest rates and borrowing position from time to time.  Accordingly, interest on long-term debt reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA.

Net foreign exchange gain or loss – as non-cash items, foreign exchange gains or losses have no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Net gain or loss on financial instruments – as non-cash items, gains or losses on financial instruments have no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Loss on extinguishment of debt – as a non-cash item, loss on debt extinguishment is not indicative of our operating profitability and reflects a resulting charge from a change in our debt financing.  Accordingly, it reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA.

Re-measurement gain on previously held equity investment – as a non-cash item, the re-measurement gain on previously held equity investment has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Income taxes – income taxes are a function of tax laws and rates and are affected by matters which are separate from our daily operations.

Net income or loss from equity accounted investee – as a non-cash item, net income or loss from our equity accounted investee has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

All references to “Adjusted EBITA” in this document represent Adjusted EBITDA after deducting amortization attributable to capital and landfill assets.  All references to “Adjusted operating income or adjusted operating EBIT” in this document represent Adjusted EBITDA after adjusting for goodwill impairment, net gain or loss on the sale of capital and landfill assets and all amortization expense, including amortization expense recognized on the impairment of intangible assets.  All references to “Adjusted net income” are to adjusted operating income after adjusting for, as applicable, net gain or loss on financial instruments, re-measurement gain on previously held equity investment, loss on extinguishment of debt and net income tax expense or recovery.

Adjusted EBITA, Adjusted operating income or adjusted operating EBIT and Adjusted net income should not be construed as measures of income or of cash flows.  Collectively, these terms do not have standardized meanings prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures used by other companies.  Each of these measures is important for investors and is used by management to manage its business.  Adjusted operating income or adjusted operating EBIT removes the impact of a company’s capital structure and its tax rates when comparing the results of companies within or across industry sectors.  Management uses Adjusted operating EBIT as a measure of how its operations are performing and to focus attention on amortization and depreciation expense to drive higher returns on invested capital.  In addition, Adjusted operating EBIT is used by management as a means to measure the performance of its operating locations and is a significant metric in the determination of compensation for certain employees.  Adjusted EBITA accomplishes a similar comparative result as Adjusted operating EBIT, but further removes amortization attributable to intangible assets.  Intangible assets are measured at fair value when we complete an acquisition and are amortized over their estimated useful lives.  We view capital and landfill asset amortization as a proxy for the amount of capital reinvestment required to continue operating our business steady state.  We believe that the replacement of intangible assets is not required to continue our operations as the costs associated with continuing operations are already captured in operating or selling, general and administration expenses.  Accordingly, we view Adjusted EBITA as a measure that eliminates the impact of a company’s acquisitive nature and permits a higher degree of comparability across companies within our industry or across different sectors from an operating performance perspective.  Finally, adjusted net income is a measure of our overall earnings and profits and is further used to calculate our adjusted net income per share.  Adjusted net income reflects what we believe is our “operating” net income which excludes certain non-operating income or expenses.  Adjusted net income is an important measure of a company’s ability to generate profit and earnings for its shareholders which is used to compare company performance both amongst and between industry sectors.

 (B) We have adopted a measure called “free cash flow” to supplement net income or loss as a measure of our operating performance.  Free cash flow is a term which does not have a standardized meaning prescribed by U.S. GAAP, is prepared before dividends declared and shares repurchased, and may not be comparable to similar measures prepared by other companies.  The purpose of presenting this non-GAAP measure is to provide disclosure similar to the disclosure provided by other U.S. publicly listed companies in our industry and to provide investors and analysts with an additional measure of our value and liquidity.  We use this non-GAAP measure to assess our performance relative to other U.S. publicly listed companies and to assess the availability of funds for growth investment, debt repayment, share repurchases or dividend increases.  All references to “free cash flow” in this document have the meaning set out in this note.

(C) Rent, property taxes, insurance, utility, building maintenance and repair costs and other facility costs, collectively “facility costs”, incurred at our operating locations have been reclassified from SG&A expense to operating expenses.  Facility costs incurred by our corporate, region and area offices remain in SG&A expense.  The reclassification better reflects these costs as costs of operations and aligns the classification of these costs on a basis consistent with our peers.  Prior period amounts have been reclassified to conform to the current period presentation and the reclassification had no impact on operating income and our results.

(D) Effective with the release of our first quarter 2015 results, we announced the reorganization of our regional management structure.  Our previously reported U.S. northeast segment was joined by a portion of our previously reported U.S. south segment, and combined became our East segment.  The remainder of our previously reported U.S. south segment was renamed our West segment.  Our previously reported Canadian segment was renamed the North segment.  These segment changes were made to align with our reorganized management structure.  The objective of the reorganization was to satisfy our profitability and shareholder return goals outlined in our five year plan, which includes the optimization of our area management teams and the streamlining of certain corporate office functions.  In connection with this reorganization, all previously reported segment amounts and discussions have been adjusted to conform to the current period segment information, comprising the North, East and West.

(E) We manage our capital and landfill spending based on the goods and services we receive in a particular period or year and our outlook is presented on a similar basis.  Accordingly, to align our reporting of free cash flow(B) with our management of capital and landfill spending, we have adjusted our reported amounts of free cash flow(B) to include the working capital adjustment for both expenditures, thereby reflecting our receipt of capital and landfill assets in a reporting period.  The prior period presentation of free cash flow(B) reflects this change and conforms with the current period presentation.

Guidance Outlook

Included in our press release for the fourth quarter and year ended December 31, 2014, issued February 26, 2015, was our outlook for the fiscal year ending December 31, 2015, including our 2015 outlook assumptions and factors. On July 30, 2015, we refined our guidance for the fiscal year ending December 31, 2015.  All press releases are available at www.sec.gov and www.sedar.com.  Our updated outlook provided on July 30, 2015 has been further refined for the fiscal year ending December 31, 2015.

Changes to assumptions and impact on 2015 guidance outlook
(All amounts are in thousands of U.S. dollars, unless otherwise stated)

Adjusted EBITDA(A) and Adjusted EBITDA(A) margin
Our outlook for adjusted EBITDA(A) has declined.  In the third quarter this year, we incurred higher employee training and onboarding costs and higher overtime hours due to a shortage of vehicle operators and equipment downtime.  We expect to correct these issues over the next six to nine months.  We also expect to see softer volumes in our western Canadian operations in the fourth quarter of this year and incur start-up costs in our East segment for a new residential contract win.  For these reasons, we expect to deliver adjusted EBITDA(A) of approximately $480,000 to $485,000 in 2015, which compares to our updated second quarter outlook of $500,000 to $515,000 for 2015, both of which are translated at eighty cents U.S.  With no change to our revenue expectation for the year, we expect lower adjusted EBITDA(A) margins of just under 25%.

Amortization expense, as a percentage of revenue
Our outlook for amortization expense declined 40 basis points from 14.2% to 13.8% of revenue.  This reduction reflects a slower pace of capital receipt than we had originally expected for 2015, coupled with softer volumes in the last quarter this year for our western Canadian operations, including lower landfill volumes, and lower landfill amortization resulting from the year-to-date mix of volumes received across our sites, partially offset by higher amortization expense resulting from acquisitions completed in the year.

Adjusted operating EBIT(A)
Adjusted operating EBIT(A) reflects lower adjusted EBITDA(A), partially offset by a decline in amortization expense and the inclusion of gains on sale of capital and landfill assets, which includes the gain we realized on the disposal of our Long Island, New York operations.  The change in adjusted EBITDA(A) and amortization expense are outlined above.

Interest on long-term debt
Our updated outlook reflects interest expense we expect to incur on borrowings made for an acquisition completed October 1, 2015, for cash consideration of approximately $109,500.  In addition, our expectation for a weaker operating performance will result in higher debt levels, which we further expect will contribute to higher interest expense in 2015.

Effective tax rate as a percentage of income before income tax expense
Based on our year-to-date results, our updated outlook reflects a lower expected effective tax rate for 2015.  This change reflects the mix of income generated by our Canadian and U.S. operations relative to our updated second quarter guidance outlook.

Cash taxes (expressed on an adjusted basis)
Based on our year-to-date results, our updated outlook reflects lower expected cash taxes for 2015.  This change reflects lower expected withholding taxes due to share repurchases being financed from Canadian source, coupled with a weaker fourth quarter outlook for our operations in western Canada due to economic softness.

Adjusted net income(A) per diluted share
Adjusted net income(A) per diluted share reflects lower adjusted EBITDA(A), partially offset by lower amortization, higher gains on the sale of capital and landfill assets, lower amortization expense and lower income tax expense.  Each of these changes is outlined above.

Free cash flow(B) and items impacting free cash flow(B)
We expect free cash flow(B) to be lower than expected, due to higher operating and interest costs, outlined above, partially offset by lower cash taxes.

Other assumptions and factors
All other assumptions and factors remain unchanged and are consistent with those outlined in our July 30, 2015 press release.

Caution regarding forward looking statements
The Company’s 2015 outlook is subject to the same risks and uncertainties outlined in the Risk and Uncertainties section of the Company’s Management Discussion and Analysis, as applicable and investors are urged to fully review these sections before making an investment decision.  This press release contains forward-looking statements and forward-looking information.  Forward-looking statements are not based on historical facts but instead reflect our expectations, estimates or projections concerning future results or events.  These statements can generally be identified by the use of forward-looking words or phrases such as “anticipate,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “forecast,” “goals,” “intend,” “intent,” “belief,” “may,” “plan,” “foresee,” “likely,” “potential,” “project,” “seek,” “strategy,” “synergies,” “targets,” “will,” “should,” “would,” or variations of such words and other similar words.  Forward-looking statements include, but are not limited to, statements relating to future financial and operating results and our plans, objectives, prospects, expectations and intentions.  These statements represent our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors.  Numerous important factors could cause our actual results, performance or achievements to differ materially from those expressed in or implied by these forward-looking statements, including, without limitation, those factors outlined in the Risks and Uncertainties section of the Company’s Management Discussion and Analysis.  We caution that the list of factors is illustrative and by no means exhaustive.  In addition, we cannot assure you that any of our expectations, estimates or projections will be achieved.

All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.  All forward-looking statements in this press release are qualified by these cautionary statements.  The forward-looking statements in this press release are made as of the date of this press release and we disclaim any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law.

About Progressive Waste Solutions Ltd.
As one of North America’s largest full-service waste management companies, we provide non-hazardous solid waste collection, recycling and disposal services to commercial, industrial, municipal and residential customers in 13 U.S. states and the District of Columbia and six Canadian provinces.  We serve our customers with vertically integrated collection and disposal assets.  Progressive Waste Solutions Ltd.’s shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

To find out more about Progressive Waste Solutions Ltd., visit our website at www.progressivewaste.com.

Further Information
Progressive Waste Solutions Ltd.
Chaya Cooperberg
VP, Investor Relations and Corporate Communications
Tel:  (905) 532-7517
Email: chaya.cooperberg@progressivewaste.com

Management will hold a conference call on Friday, October 30, 2015, at 8:30 a.m. (ET) to discuss results for the three and nine months ended September 30, 2015.  Participants may listen to the call by dialing 1-888-300-0053, conference ID 49756725, at approximately 8:20 a.m. (ET).  International or local callers should dial 647-427-3420.  The call will also be webcast live at www.streetevents.com and at www.progressivewaste.com. A supplemental slide presentation will be available at www.progressivewaste.com.

A replay will be available after the call until Friday, November 13, 2015, at midnight, and can be accessed by dialing 1-855-859-2056, conference ID 49756725.  International or local callers can access the replay by dialing 404-537-3406.  The audio webcast will also be archived at www.streetevents.com and www.progressivewaste.com.